UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Orchestra Biomed Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68572M106

(CUSIP Number)

40 10th Avenue, Floor 7

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. HSAC 2 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,705,705
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,705,705
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,705,705
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Schedule 13D/A

Item 4. Purpose of the Transaction

Item 4 is supplemented to provide the following sentence as the eighth paragraph under the Item:

On August 5, 2024, the Reporting Person executed a pro-rata distribution to certain of its members of an aggregate of 3,405,251 Shares (the “Distribution”).

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is amended and restated as follows:

(a)	Holdings is the record owner of 955,705 shares of Common Stock and 750,000 Private Warrants.

The percentage of outstanding shares of Common Stock of the Issuer which may be deemed to be beneficially owned by Holdings is set forth on Line 13 of its cover sheet. The ownership percentage is based on 35,788,497 outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2024. This is an “exit” filing by the Reporting Person.

Holdings could be deemed to constitute a Section 13(d) group with RTW Investments, RTW Master Fund, RTW Innovation, and Dr. Wong. Following the Distribution, RTW Master Fund has reported beneficial ownership of 4,151,060 shares of Common Stock, RTW Innovation has reported beneficial ownership of 2,787,219 shares of Common Stock, and each of RTW Investments and Dr. Wong have reported beneficial ownership of 7,704,030 shares. In aggregate, Holdings, RTW Investments, RTW Master Fund, RTW Innovation, and Dr. Wong would beneficially own an aggregate of 9,409,735 shares of Common Stock, representing 26% of the outstanding shares. Holdings disclaims the existence of a 13(d) group.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 7th day of August, 2024.

HSAC 2 HOLDINGS, LLC

By:	/s/ Roderick Wong
Name:	Roderick Wong, M.D.
Title:	Director